Exhibit 99.1

Genetron Health Announces Appointment of Independent Financial Advisor and Legal Counsel to the Special Committee

BEIJING, China, September 2, 2022 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, announced today that the special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”) has retained Kroll, LLC (operating through its Duff & Phelps Opinions Practice) as its independent financial advisor and Davis Polk & Wardwell LLP as its independent legal counsel. The Special Committee was formed to evaluate and consider the previously announced preliminary non-binding acquisition proposal letter dated August 21, 2022 (the “Proposal”) as well as other potential strategic alternatives that the Company may pursue.

The Board cautions the Company's shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal or that any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and growth strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding demand for and market acceptance of our diagnosis services and products, cancer early screening services and our IVD products and our ability to expand our customer base; the Company’s ability to obtain and maintain regulatory approvals from the NMPA, the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP; the Company’s ability to obtain and maintain intellectual property protections for our technologies and our continued research and development to keep pace with technology developments; impacts of the COVID-19 pandemic; general economic and business condition in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement and based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact
Email: ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

yanrong.zhao@genetronhealth.com